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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

David Lerner Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Jericho Turnpike
(No. and Street)

Syosset	New York	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Curran (516) 465-5019
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last, first, middle name)

757 Third Avenue	New York,	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

RMS

AFFIRMATION

I, John G. Dempsey, Jr. affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to David Lerner Associates, Inc. at and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John G. Dempsey, Jr.
President

Subscribed to before me this
April 01, 2019

Notary Public

LAURIE J. NUNEZ
Notary Public, State of New York
No. 30-4814770
Qualified in Nassau County
Commission Expires Sept. 30 2022



GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
David Lerner Associates, Inc.

Opinion on the financial statements
We have audited the accompanying statement of financial condition of David Lerner Associates, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2006.

New York, New York
April 1, 2019

Statements of Financial Condition and Report of Independent Registered Public Accounting Firm

DAVID LERNER ASSOCIATES, INC.
(S.E.C. I.D. NO. 8-20746)

December 31, 2018

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as Public Document.

DAVID LERNER ASSOCIATES, INC.
Statement of Financial Condition
December 31, 2018

ASSETS	
Cash and cash equivalents	$ 9,078,836
Cash segregated under federal and other regulations	275,920
Cash deposited with clearing organizations	367,500
RECEIVABLES FROM	
Customers	4,098
Receivable from clearing broker	1,688,097
Related parties	33,786
Securities owned, at fair value	199,399
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $6,834,308	659,214
Other assets	1,396,926
Total Assets	$ 13,703,776
LIABILITIES AND STOCKHOLDERS' EQUITY	
PAYABLES TO	
Customers	$ 840
Payable to clearing broker	257,763
Commissions payable	1,069,560
Accounts payable and accrued expenses	5,616,058
RBC deferred consideration	2,775,000
Borrowing from Stockholder	0
Subordinated Borrowings fom Stockholder	21,000,000
Total Liabilities	30,719,221
STOCKHOLDERS' EQUITY	
Common stock, voting, no par value; authorized, 200 shares; 10 shares outstanding	
Common stock, nonvoting, no par value; authorized, 200 shares; 90 shares outstanding	5,000
Additional paid-in capital	952,370
Retained earnings/accumulated deficit	(17,972,815)
Total Stockholders' Equity	(17,015,445)
Total Liabilities and Stockholders' Equity	$ 13,703,776

The accompanying notes are an integral part of these Financial Statements.

1. INTRODUCTION, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, headquartered in Syosset, New York, primarily conducts business with retail customers at branch offices on the east coast of the United States of America. The Company's voting shares are wholly owned by an individual, David Lerner, and its nonvoting shares are held by a trust established by David Lerner.

The Company is an "S" corporation under the Internal Revenue Code.

The Company commenced a fully disclosed clearing arrangement with RBC Correspondent Services ("RBC") effective November 17, 2017. As an inducement to sign this fifteen year contract the company received a one-time payment of $3,000,000. This payment is being recognized monthly over the length of the fifteen year contract as a reduction of clearance expense under ASC 705-20 "Accounting for Consideration Received from a Vendor". The receivable from clearing broker results primarily from commissions, fees and sales credits for customer securities transactions. The payable to clearing broker results primarily from the Company's securities owned and is collateralized by the securities owned. The receivable and payable has been presented gross on the Statement of Financial Condition.

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

The Company maintains cash deposits with two major financial institutions in excess of federal deposit insurance levels. The Company has two cash accounts that are be swept overnight into a 1940 act money market fund if the balance in each bank account exceeds $100,000. There is legal right of offset between the bank and money market fund accounts.

Cash segregated under federal and other regulations includes cash segregated in compliance with federal and other regulations.

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Purchases and sales of Financial Instruments are recorded at fair value, and unrealized gains and losses are included in principal transactions revenue. Proprietary transactions that settle regular way and unrealized gains and losses on non regular way transactions are recorded on the statement of financial condition on a trade date basis. Non regular way proprietary transactions are recorded on the statement of Financial Condition on settlement date.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The amendments require that a statement of cash flows explain the change during the period in restricted cash or restricted cash

equivalents, in addition to changes in cash and cash equivalents. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017. The Company has adopted ASU 2016-18 in its financial statements.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the statement of financial condition with the total of the same such amounts presented in the statement of cash flows.

Cash and cash equivalents	$ 9,078,836
Restricted cash included in Cash segregated under Federal and other regulations	275,920
Total cash and cash equivalents and restricted cash	$ 9,354,756

Periodically, the Company will enter into TBA forward contracts and futures contracts to hedge its securities owned. Any gains or losses resulting from these contracts are recognized in principal transactions on the Statement of Operations.

Depreciation is provided on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

As required by the uncertain tax position guidance in ASC Topic 740, "Income Taxes," the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2018, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. The Company recognizes interest and penalties associated with income tax matters as components of income tax. No amount was accrued for as of December 31, 2018 related to interest and penalties. The Company is no longer subject to federal and state examinations with respect to such returns for tax years before 2015.

In May 2014, the FASB issued ASU No. 2014-09, creating a new topic, FASB ASC Topic 606, Revenue from Contracts with Customers, superseding revenue recognition requirements in FASB ASC Topic 605, Revenue Recognition. This ASU requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In addition, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU 2015- 14 that defers the effective date of ASU 2014-09. This ASU is effective for fiscal years, and interim reporting periods within those years, beginning after December 15, 2017. The standard can be

adopted using either a full retrospective or modified retrospective approach with respect to presenting comparable periods prior to the effective date. The adoption of this ASU had no material impact on the Company's financial statements.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales type leases, direct financing leases and operating leases. ASU 2016-02 supersedes the previous leases standard, Leases (Topic 840). The standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of the new standard on its financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

The Company is owned by David Lerner (the "Stockholder"), and a trust. Two affiliates (controlled by the Stockholder) borrow funds from the Company. These borrowings are typically repaid at the end of each month.

The Company has an expense sharing arrangement with Spirit of America Management Corp ("Spirit") and SRLA Inc. The Company allocated $508,491 and $143,748 to Spirit and SRLA respectively, related to compensation and other expenses pursuant to the expense sharing arrangement. At December 31, 2018 there was approximately $33,786 due from these affiliates.

The Company entered into a lease extension agreement on December 5, 2001, with HSS Realty, LLC (an LLC owned by the Stockholder). The building is in the name of HSS Realty, LLC. The lease terminates on December 31, 2017 and automatically renews annually January 1, 2019.

The Company also entered into a lease agreement with HSS Realty II, LLC (an LLC owned by the Stockholder). The building is in the name of HSS II Realty, LLC. The lease terminates on December 31, 2018 and automatically renews annually January 1, 2019.

The Company also entered into a lease agreement on July 1, 2004, with DSD Realty, LLC (an LLC principally owned by the Stockholder). The building is in the name of DSD Realty, LLC. The lease terminates on June 30, 2019 and automatically renews annually July 1, 2019.

The Company also entered into a lease agreement on October 29, 2009, with MJJ Realty, LLC (an LLC owned by the Stockholder). The building is in the name of MJJ Realty, LLC. The lease terminated on July 31, 2018.

The Company also entered into a lease agreement on July 9, 2018, with MJJ Realty II, LLC (an LLC owned by the Stockholder). The building is in the name of MJJ Realty II, LLC. The lease terminates July 31, 2023.

On April 6, 2015 the Company entered into a subordinated borrowing with the Stockholder which is available in computing net capital under the uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On May 3, 2016 the Company entered into an additional equity subordinated borrowing with the Stockholder which is available in computing net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On May 12, 2014 the Company entered into an equity subordinated borrowing with the stockholder. On August 29, 2016 the Company amended the borrowing to an equity subordinated borrowing with the Stockholder. This borrowing is available in computing net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On December 28, 2017 the Company entered into an additional equity subordinated borrowing with the Stockholder which is available in computing net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On April 10, 2018 the Company entered into an additional equity subordinated borrowing with the Stockholder which is available in computing net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On July 9, 2018 the Company entered into an additional equity subordinated borrowing with the Stockholder which is available in computing net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On October 9, 2018 the Company entered into an additional equity subordinated borrowing with the Stockholder which is available in computing net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

The borrowings under the equity subordination agreements at December 31, 2018 are as follows:

Subordinated borrowing, 10 percent due April 6, 2020	$4,000,000
Subordinated borrowing, 6 percent due May 3 2019	$4,000,000
Subordinated borrowing, 10 percent due Aug 29, 2019	$5,000,000
Subordinated borrowing, 10 percent due April 9, 2021	$4,000,000
Subordinated borrowing, 10 percent due July 9, 2021	$2,000,000
Subordinated borrowing, 10 percent due October 10, 2021	$2,000,000
	$21,000,000

3. FAIR VALUE MEASUREMENTS

ASC Topic 820 (formerly FAS No.157), "Fair Value Measurements," among other things, requires enhanced disclosures about investments that are measured and reported at fair value. ASC Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required quoted prices for these investments are not adjusted, even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Securities which are generally included in this category include corporate bonds, municipal securities which are consensus priced, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Company's Level 2 securities are valued based upon pricing feeds from outside pricing services used by the Company's clearing broker at December 31, 2018.

The following table summarizes the valuation of securities owned under the fair value hierarchy levels as of December 31, 2018:

	Level 2
Securities owned, at fair value	
Mortgage-backed securities	$ 192,035
State and municipal obligations and other	7,364
Total securities owned, at fair value	$ 199,399

4. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

At December 31, 2018, furniture, equipment, and leasehold improvements consist of the following:

Furniture and fixtures	$ 4,196,060
Data processing equipment	1,393,224
Leasehold improvements	1,662,655
Telephone equipment	183,873
Automobiles	57,710
Total	7,493,522
Less accumulated depreciation and amortization	(6,834,308)
Furniture, equipment, and leasehold improvements - net	$ 659,214

5. OTHER ASSETS

At December 31, 2018, other assets consist of the following:

Deferred compensation asset	422,743
Prepaid expenses	569,671
Prepaid insurance	187,077
DTCC common shares	195,688
DTCC preferred shares	2,500
Employee advances	4,327
Other	14,920
Total other assets	$ 1,396,926

6. EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan (the "Plan") for the benefit of all full-time employees, after they have completed one year of service. The Company matches 25% of employee contributions up to $1,500. Employees are fully vested in their own contributions. Company contributions vest 20% after two years of participation in the Plan and an additional 20% for each succeeding year, with full vesting after six years. It is the Company's policy to fund all amounts when due.

Beginning in 1987, qualified investment counselors became eligible to participate in a longevity bonus arrangement (the "Agreement"). A bonus of between 3% and 10% of annual compensation may be credited to their account, assuming certain minimum performance standards are achieved.

The bonus is subject to a five-year vesting requirement. The amount of the bonus credited to an account for a given year will not be paid until five years later, providing the investment counselor is still employed by the Company. At its sole discretion, the Company may terminate the Agreement at any time and each investment counselor would be entitled to bonus payments in accordance with the remaining terms of the Agreement (including the waiting period for payment).

The Company recognizes 20% of the gross liability in each of the five years, since the bonus amount is payable at the end of the fifth year. Adjustments to previous amounts recorded will be made in succeeding years based on investment counselors' terminations. The total unrecognized amount of $427,290 will be recorded in equal installments over the years needed to record the full liability by the end of the respective fifth year. At December 31, 2018, the liability to investment counselors under the Agreement aggregated $2,107,184 and is included in accounts payable and accrued expenses on the Statement of Financial Condition.

In 2018 the Company established a profit sharing plan for its employees. The total payout was based on 20% of the Company's pretax profits for the period January 1, 2018 through December 31, 2018. The administration of this plan was at the sole discretion of the Company's President. For the year ended December 31, 2018 the accrual required under the plan was $0.

Beginning in 2001, the Company established a deferred compensation plan that allows a certain percentage of the Company's highly compensated employees to elect to defer each year the receipt of their bonus, currently up to $10,000. Beginning in 2006, the Company ceased accepting additional employee deferrals under this plan. As of December 31, 2018, the remaining liability under the Deferred Compensation plan was $422,743 and is included in accounts payable and accrued expenses on the Statement of Financial Condition.

The Company has a commitment to a former employee that provides annual payments of $100,000 for life subject to certain adjustments, the present value of which, as of December 31, 2018, is $880,950 and is recorded in accounts payable and accrued expenses on the accompanying Statement of Financial Condition.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under several non-cancellable lease agreements primarily for the rental of office space. The lease agreements contain customary escalation clauses based principally upon real estate taxes, building maintenance and utility costs.

Several of the above-mentioned leases are with LLC's owned by the Stockholder (see Note 3). At December 31, 2018, minimum annual rental commitments, exclusive of common area charges, are as follows:

Year Ending December 31,	Amount
2019	$ 1,625,502
2020	588,964
2021	250,537
2022	106,784
2023	54,181
Total	$ 2,625,968

The Company has been named as a defendant in several claims and/or lawsuits, including various arbitrations, arising primarily from its securities business. Management believes they have adequate reserves related to those legal actions for which an adverse outcome is probable and the amount of loss can be reasonably estimated.

Several of these actions relate to the sale of Puerto Rico bonds which include claims for compensatory and/or punitive damages or claims for indeterminate amounts of damages which are not yet probable and cannot be reasonably estimated at this time.

The Company is also involved in other reviews and examinations by regulatory and tax agencies, currently informal, regarding the Company's business activities, certain of which might eventually result in adverse judgments, settlements, fines or other penalties. For those matters for which an adverse outcome is probable, the Company has recorded reserves that it believes to be adequate. For other, newer matters for which an adverse outcome might eventually result, based on the preliminary nature of those matters, any potential loss is not reasonably estimable at this time.

8. LINES OF CREDIT

On May 12, 2014, the Company received a loan commitment, as amended, of up to $10,000,000 from a stockholder of the Company to be used for working capital purposes as needed. Any loans drawn from this commitment bear interest at 5% per annum and are payable on demand subject to the Company having adequate liquidity to repay some or the entire loan amount. As of December 31, 2018, the Company borrowed $0 under the loan commitment.

9. LIQUIDITY

The Company has incurred net losses over several years resulting in negative net worth of $17,015,445 at December 31, 2018. The Company's principal stockholder has provided financing in the form of equity subordinated debt and a line of credit. The stockholder has also provided the Company with a letter of support to provide financing for operations and net capital as needed through April 1, 2020. Additionally, management has taken steps to attempt to reduce expenses by transitioning to fully disclosed securities clearing arrangement.

10. GUARANTEES

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," codified under ASC 460 requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of a U.S. exchange and clearinghouse that trade and clear securities contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Based on signing a fifteen year clearing agreement with RBC Correspondent Services, the Company received a one-time $3,000,000 vendor incentive payment. This agreement has a termination provision which obligates the Company to pay RBC Correspondent Services $20,000 per month for any period remaining of the fifteen year term.

11. NET CAPITAL AND OTHER REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. (The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2018, the Company had net capital of $2,299,973 and $2,049,973 in excess of required net capital. The Company is also subject to the reserve requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, which require the Company to determine if cash or securities are required to be segregated for the exclusive benefit of customers. At December 31, 2018, the Company had a reserve requirement under this regulation of $69,052. Pursuant to SEC regulations

and Company specific FINRA requirements concerning excess net capital, the Company is not permitted to withdraw any capital to the extent its net capital is less than $26.3 million.

12. INCOME TAXES

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. Accordingly, federal taxable income is reported separately by the stockholders. The provision for income taxes for the year ended December 31, 2018 primarily relates to minimum taxes and other state taxes.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, individual investors and other brokers and dealers. All of the Company's transactions are collateralized and are executed with, and on behalf of, such clients. If a client's transaction does not settle because of the failure to perform by client, the Company has the obligation of the nonperforming party under its clearing agreement. The Company may incur a loss where the market value of a security rises and either the party from whom the Company has purchased the security does not make delivery, or where the Company has sold securities that it has not yet purchased.

The Company does not anticipate nonperformance by clients or counterparties in the above situations.

As of December 31, 2018, the Company sold short for future settlement contracts for pools of Government Agency Mortgage Backed Securities ("TBAs") with a principal value of $131,503.

14. FAIR VALUE

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and cash equivalents, receivables from brokers and dealers, customers and related parties, and securities owned. The carrying amounts of the receivables are a reasonable estimate of fair value or are at fair value. Similarly, substantially all of the Company's liabilities arise from payables to brokers and dealers and customers, securities sold, not yet purchased, and other short-term liabilities. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value or are at fair value. The Company does not believe it is practical to determine the fair value of borrowings from its stockholder.

15. SUBSEQUENT EVENTS

On February 10, 2019 the Company entered into an additional equity subordinated borrowing of $1,000,000 with the Stockholder. The borrowing is available in computing net capital under the uniform net capital rule.



GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
David Lerner Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by David Lerner Associates, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting the following differences.
    - The Company included $360,607 of radio and advertising and seminars printing and postage in to Line 2c.(7): Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16 (9) (L) of the Act) within the SIPC-7 form.



4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
April 1, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1383*********************MIXED AADC 220
20746 FINRA DEC
DAVID LERNER ASSOCIATES INC
477 JERICHO TURNPIKE
PO BOX 9006
SYOSSET, NY 11791-9006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

___

2. A. General Assessment (item 2e from page 2) $ 19,032

B. Less payment made with SIPC-6 filed (exclude interest) (8,887)

___
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 10,145

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum ___

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,145

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $___

H. Overpayment carried forward $(___)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

___

___

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

David Lerner Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 26 day of February, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ___ Postmarked ___ Received ___ Reviewed

Calculations ___ Documentation ___ Forward Copy ___

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 38,159,366
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	38,159,366
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	25,045,157
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	360,607
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 65,591	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	65,591
Total deductions	25,471,355
2d. SIPC Net Operating Revenues	$ 12,688,011
2e. General Assessment @ .0015	$ 19,032 (to page 1, line 2.A.)